Exhibit 99.1

Sprott Physical Silver Trust Updates Investors on the Delivery Status of its Silver Bullion Purchases

TORONTO, Jan. 10 /CNW/ - Sprott Asset Management LP is pleased to provide investors with an update on the delivery status of silver bullion purchased by the Sprott Physical Silver Trust (NYSE ARCA: PSLV, TSX: PHS.U) ("Trust").

As of November 10, 2010, the Trust had contracted to purchase a total of 22,298,525 ounces of silver bullion. As of December 31, 2010 a total of 20,919,022 ounces of silver bullion had been delivered to the Trust. The Trust expects to take delivery of the final 1,379,503 ounces of silver bullion by January 12, 2011 and will subsequently publish the serial numbers of all bars held by the Trust on its website: www.sprottphysicalsilver.com.

"Frankly, we are concerned about the illiquidity in the physical silver market," said Eric Sprott, Chief Investment Officer of Sprott Asset Management. "We believe the delays involved in the delivery of physical silver to the Trust highlight the disconnect that exists between the paper and physical markets for silver."

Additional detail on the Trust can be found in the final prospectus available on EDGAR (www.sec.gov/edgar.com) and SEDAR (www.sedar.com) or on the Trust's website at www.sprottphysicalsilver.com.

About Sprott Asset Management LP

Sprott Asset Management LP (www.sprott.com), a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com) is a fund company dedicated to achieving superior returns for its investors over time. SAM manages assets primarily for institutions, endowments and high net worth individuals. Sprott Asset Management LP is the investment manager of the Sprott Funds. Commissions, trailing commissions, management fees and expenses all may be associated with mutual fund investments. Please read the prospectus before investing. Mutual Funds are not guaranteed, their values change frequently and past performance may not be repeated. The information contained herein does not constitute an offer or solicitation by anyone in the United States or in any other jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors should consult their financial advisor to determine if these Funds may be sold in their jurisdiction.

%CIK: 0001494728

For further information:

Investor contact information:
Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

CO: Sprott Asset Management LP

CNW 07:00e 10-JAN-11